

04046263

14 October 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

 <u>Attn : Ms Victoria C Choy</u>

Dear Sirs

Re : Exemption No. 82-3319
       <u>Issuer : Silverstone Corporation Berhad</u>

We enclose herewith a copy of the General Announcement dated 12 October 2004, Re:
Establishment of a joint-venture captive insurance company among Silverstone Corporation Berhad,
Lion Forest Industries Berhad, Lion Industries Corporation Berhad, Lion Diversified Holdings
Berhad, Amalgamated Containers Berhad, Amsteel Corporation Berhad, Lion Corporation Berhad
and Ributasi Holdings Sdn Bhd involving the incorporation of Lion Insurance Company Limited to
carry on offshore captive insurance business in the Federal Territory of Labuan for filing pursuant to
exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the
Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
DEC 0 2 2004
THOMSON
FINANCIAL

c.c. Ms Andres Estay   -   The Bank of New York
                               ADR Department
                               101 Barclay St., 22nd Floor
                               New York
                               NY 10286



Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SILVERSTONE CORPORATION BERHAD
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

* Type   : ● Announcement ○ Reply to query

* Subject :
SILVERSTONE CORPORATION BERHAD ("SCB" or the "Company")

ESTABLISHMENT OF A JOINT-VENTURE CAPTIVE INSURANCE COMPANY AMONG SILVERSTONE CORPORATION BERHAD, LION FOREST INDUSTRIES BERHAD, LION INDUSTRIES CORPORATION BERHAD, LION DIVERSIFIED HOLDINGS BERHAD, AMALGAMATED CONTAINERS BERHAD, AMSTEEL CORPORATION BERHAD, LION CORPORATION BERHAD AND RIBUTASI HOLDINGS SDN BHD INVOLVING THE INCORPORATION OF LION INSURANCE COMPANY LIMITED TO CARRY ON OFFSHORE CAPTIVE INSURANCE BUSINESS IN THE FEDERAL TERRITORY OF LABUAN

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of SCB wishes to announce the establishment of a joint-venture captive insurance company involving the incorporation of Lion Insurance Company Limited ("LIC") among ("Incorporation of LIC"):

1) AMB Venture Sdn Bhd ("AMB Venture"), a wholly-owned subsidiary of SCB;

2) Posim Petroleum Marketing Sdn Bhd ("Posim Petroleum"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB");

3) Sucorp Enterprise Sdn Bhd ("Sucorp"), a wholly-owned subsidiary of Lion Industries Corporation Berhad ("LICB");

4) Megavest Sdn Bhd ("Megavest"), a wholly-owned subsidiary of Lion Diversified Holdings Berhad ("LDHB");

5) Bright Steel Sdn Bhd ("Bright Steel"), a wholly-owned subsidiary of Amalgamated Containers Berhad ("ACB");

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

1 2 OCT 2004

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6)   Umatrac Enterprises Sdn Bhd ("Umatrac"), a wholly-owned subsidiary of Amsteel Corporation   Berhad ("Amsteel");

7)   Lion Steelworks Sdn Bhd ("Lion Steelworks"), a wholly-owned subsidiary of Lion Corporation   Berhad ("LCB"); and

8)   Ributasi Holdings Sdn Bhd ("Ributasi").

(collectively the "Lion Group of Companies")

The Ministry of Finance had on 17 September 2004 approved the issuance of a captive insurance licence for LIC to carry on business as an offshore captive insurer in or from the Federal Territory of Labuan. LIC was incorporated under the Offshore Companies Act 1990 on 11 October 2004. LIC shall provide captive insurance services for the Lion Group of Companies.

An offshore captive insurance business is an insurance business whereby the insured is a related company or an associated corporation of the offshore insurer or where the insured is any other person or persons in respect of whom the offshore insurer is authorised by Labuan Offshore Financial Services Authority (LOFSA) to provide insurance or reinsurance.

(for the purposes of this announcement, the exchange rate of USD1: RM3.80 is assumed).

2.   INFORMATION ON LIC

2.1   Paid-up capital

The authorised and paid-up capital of LIC are USD250,000 (equivalent to approximately RM950,000) and USD100 (equivalent to approximately RM380) respectively.

2.2   Shareholding

The equity participation in LIC are set out in Table I.

The total issued and paid-up capital of LIC is USD80,000 (equivalent to approximately RM304,000) comprising 80,000 shares of USD1 (equivalent to approximately RM3.80) each and the total paid-up capital is USD100 (equivalent to approximately RM380). The balance of USD79,900 (equivalent to approximately RM303,620) would remain unpaid until the respective shareholders obtain approval from Bank Negara Malaysia.

2.3   Operations of LIC

i)   LIC is required to maintain at all times a surplus of asset over liabilities, which is equivalent   to, or more than the amount of its paid-up capital.

SILVERSTONE CORPORATION BERHAD (41515-D)

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Secretary

12 OCT 2004

ii) Pacific World Insurance Manager Limited, a Labuan licensed offshore insurance manager has been appointed to provide management services to LIC.

2.4 Benefits

i) The captive insurance company will enable the SCB Group to retain part of the premium paid thus reducing SCB's cost of insurance.

ii) Labuan-based captive insurance companies enjoy the preferential tax treatment to pay either 3% of net profits or a fixed rate of RM20,000 per annum.

3. RATIONALE

The Incorporation of LIC is to facilitate the insurance needs and reduce insurance cost of the SCB rofessional risk management by large corporations, including the transfer of risks through the captive insurance company to re-insurers.

A regulated captive insurance company will be more financially disciplined by regulations and readily recognised by re-insurers compared with being self-insured for an amount below an excess acceptable as a risk to the SCB Group.

4. FINANCIAL EFFECTS

4.1 Share Capital

There will be no effect on the issued and paid-up capital of SCB as the Incorporation of LIC does not involve the issuance of SCB shares.

4.2 Earnings

The Incorporation of LIC is not expected to have a material impact on the earnings of the SCB Group for the financial year ending 2005.

4.3 Net Tangible Asset ("NTA")

The Incorporation of LIC is not expected to have a material impact on the NTA of the SCB Group based on the audited balance sheet as at 30 June 2004.

5. DIRECTORS' INTERESTS

The Incorporation of LIC is a related party transaction. The interests of the Directors in the Incorporation of LIC are set out in Table II.

6. DIRECTORS' OPINION

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SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

1-2 OCT 2004

The Directors of SCB (other than those Directors who are deemed to be interested in the Incorporation of LIC) are of the opinion that the Incorporation of LIC is fair and reasonable and is in the best interest of SCB.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I - shareholding

Shareholders	Shareholdings (%)	No. of shares
AMB Venture	7	5,600
Posim Petroleum	17	13,600
Sucorp	27	21,600
Megavest	5	4,000
Bright Steel	2	1,600
Umatrac	3	2,400
Lion Steelworks	37	29,600
Ributasi	2	1,600
TOTAL	**100**	**80,000**

Table II
The Directors' interest in the Incorporation of LIC are set out below :

Director	SCB	ACB	Amstel	LDHB	LFIB	LICB	LCB	Ributasi	Other Interest
Tan Sri Cheng Heng Jem ("TSWC")	Chairman/ MS	MD / MS	Director/ MS	Chairman/ MS	Chairman/ MS	MS	Chairman & MD / MS	MS	-

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SILVERSTONE CORPORATION BERHAD (41515-D)

....
Secretary
1 2 OCT 2004

Phang Wai Yeen	MD/ Employee	-	-	-	-	-	-	-	Person connected with TSWC and DAC *
Ngan Yow Chong	Executive Director / Employee	-	-	-	Executive Director	-	-	-	Person connected with TSWC and DAC *
Tan Sri Dato' Jaffar bin Abdul	-	Director	-	-	-	-	-	-	-
Datuk Cheng Yong Kim ("DAC")	MS	MS	MS	MS	MS	MD / MS	Directo r/ MS	Sharehol der	-

Legend :

ACB	:	Amalgamated Containers Berhad
LICB	:	Lion Industries Corporation Berhad
LCB	:	Lion Corporation Berhad
SCB	:	Silverstone Corporation Berhad
LDHB	:	Lion Diversified Holdings Berhad
Ributasi	:	Ributasi Holdings Sdn Bhd
LFIB	:	Lion Forest Industries Berhad
Amsteel	:	Amsteel Corporation Berhad
MS	:	Major Shareholder
MD	:	Managing Director

* Being an employee of a company wherein TSWC, and DAC each has a substantial interest.

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SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

12 OCT 2004